SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS
GEOFFREY CHAN *	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
ANDREW L. FOSTER *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
CHI T. STEVE KWOK *		HOUSTON
EDWARD H.P. LAM ♦*	TEL: (852) 3740-4700	LOS ANGELES
HAIPING LI *	FAX: (852) 3740-4727	NEW YORK
RORY MCALPINE ♦	www.skadden.com	PALO ALTO
JONATHAN B. STONE *		WASHINGTON, D.C.
PALOMA P. WANG		WILMINGTON
♦ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)		BEIJING
BRUSSELS
REGISTERED FOREIGN LAWYER		FRANKFURT
Z. JULIE GAO (CALIFORNIA)		LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	August 8, 2019	TORONTO

VIA EDGAR

Mr. David Irving, Staff Accountant

Mr. John P. Nolan, Senior Assistant Chief Accountant

Mr. Michael Clampitt, Senior Counsel

Mr. Christopher Dunham, Staff Attorney

Division of Corporation Finance
Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 9F Inc. (CIK No. 0001619544)

Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Filed on July 25, 2019 and Amendment No. 1 to Registration Statement on Form F-1 Filed on August 2, 2019

Dear Mr. Irving, Mr. Nolan, Mr. Clampitt and Mr. Dunham:

On behalf of our client, 9F Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 6, 2019.

Concurrently with the submission of this letter, the Company is filing herewith amendment No. 2 to the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on August 2, 2019.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Form F-1 filed July 25, 2019

Prospectus Summary

Recent Developments, page 8

1.              We note your revision on page 8 that you have signed a non-binding letter of intent to invest in a non-controlling stake of a domestic licensed financial institution in China which will be subject to requisite governmental approval. Please revise to disclose the material terms of this proposed investment, including but not limited to your relationship with the “domestic licensed financial institution,” outline any material impact(s) of such an investment on your current or future operations, clarify whether you propose to use any of the funds raised in this offering in order to make such an investment, and attach the letter of intent as an exhibit to your registration statement or explain why you are not required to do so pursuant to Item 601(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 9 and 10 of the Registration Statement. The Company respectfully advises the Staff that since the maximum investment amount of  RMB320 million (US$47.7million) accounts for approximately 3.5% of its total assets as of December 31, 2018 and approximately 5.4% of its cash balance as of May 31, 2019, the proposed investment is immaterial to the Company’s financial condition and liquidity.   Furthermore, the Company does not expect the proposed investment would have material impact on its operations in the foreseeable future. The proposed investment, including all its terms, are subject to the board approvals of the target company and the Company, as well as requisite governmental approvals, the timing and certainty of which cannot be ascertained.  Given the foregoing, the letter of intent for the proposed investment, which is non-binding in nature, is not a “plan of acquisition” or a  “material contract” as defined under Item 601(b) of Regulation S-K, and therefore is not required to be filed as an exhibit to the Registration Statement.

General

2.              We note your revision that immediately prior to the completion of this offering you intend to conduct a 1 for 100 share split for all of your issued and outstanding ordinary shares and preferred shares. Please revise your prospectus to disclose all per share information (e.g. history of securities issuances, share-based compensation, options outstanding, etc.) to reflect your proposed stock split, or explain why you do not believe this is material information for investors in this offering. Please further revise your description of share capital and distinguish the proposed 1 for 100 stock split from, and/or clarifying its interaction with, the change in your total authorized share capital from 500 million shares to 5 billion shares immediately prior to the completion of this offering. We may have additional comments after reviewing your response.

In response to the Staff’s comment, the Company has revised the entire Amendment No. 2 to the Registration Statement to give effect to the proposed share split, except for the consolidated financial statements and the related notes, and any amounts that are expressly stated as being derived from the consolidated financial statements included elsewhere in this prospectus. The Company did not revise its consolidated financial statements because the share split would only occur after the Form F-1 is declared effective.

Form F-1 filed August 2, 2019

Prospectus Summary

Recent Developments, page 8

3.              We note your revised disclosure here, as well as on pages 2 and 176, that you “tend to maintain [y]our existing investor base.” Please revise to support this disclosure as we note that the number of “active” and “repeat” investors on your platform decreased 31.1% and 16.6% for the three months ended March 31, 2019 compared to the three months ended March 31, 2018, and decreased 28.6% and 10% for the year ended December 31, 2018 compared to the year ended December 31, 2017.

The Staff’s comment is duly noted.  In response to the Staff’s comment, the Company has deleted the references of “tend to maintain [y]our existing investor base” on pages 2, 9 and 176 of the Registration Statement.

4.              We note that you revised to disclose selected unaudited financial data and certain operating data for the five months ended May 31, 2018 and 2019. Please revise to also disclose the material changes in loan origination volume and number of active borrowers in these periods as a percentage, e.g. a 43.7% decrease in loan origination volume, in order to provide investors with sufficient context for the magnitude of each trend.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 8 of the Registration Statement.

5.              We note your revision that the percentage of your loan origination volume funded by institutional funding partners increased significantly for the three months ended June 30, 2019 as compared to your prior quarter. Please also disclose the volume of loans funded by institutional funding partners, as well as total loan origination volume, for the three month periods ended March 31, 2019 and June 30, 2019, in order to demonstrate the degree to which your changing funding composition impacted loan origination volume. Please also revise to quantify the degree to which your funding limit from institutional funding partners in aggregate changed during these periods, if at all. Finally, please revise to further clarify and substantiate your belief that “strengthened cooperation with financial institution partners may ease” the negative pressure on your business and the challenging regulatory environment given your disclosure on page 8 that your platform’s “decrease in the loan origination volume [for the five months ended May 31, 2018] was primarily driven by the decrease in the number of active borrowers,” not a lack of investment or funding.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 2, 3, 9, 123, 137, 176, 177 and 191 of the Registration Statement.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Lei Sun, Chairman of the Board of Directors and CEO, 9F Inc.

Yanjun Lin, CFO and Director, 9F Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP